UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. __)*

THE SECURITIES EXCHANGE ACT OF 1934

NMF SLF I, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

N/A
(CUSIP Number)

1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons NMF SLF Investments I, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,258,594.927

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,258,594.927

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,258,594.927

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 5.774%

14	Type of Reporting Person OO – Limited Liability Company

CUSIP No. N/A

1	Name of Reporting Persons Steven B. Klinsky

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,258,594.927

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,258,594.927

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,258,594.927

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 5.774%

14	Type of Reporting Person IN

CUSIP No.	N/A

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 (the “Shares”) of NMF SLF I, Inc. (the “Issuer”). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019.

Item 2.	Identity and Background.

(a) – (c), (f)

This Schedule 13D is being filed is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by NMF SLF Investments I, L.L.C., a Delaware limited liability company, and Steven B. Klinsky, a citizen of the United States of America (together, the “Reporting Persons”). Each of the Reporting Person’s business address is 1633 Broadway, 48th Floor, New York, New York, 10019. Mr. Klinsky is the managing member of NMF SLF Investments I, L.L.C.

NMF SLF Investments I, L.L.C. was formed to seek long-term capital appreciation through direct investments in growth equity transactions, leveraged acquisitions, and management buyouts. Mr. Klinsky is engaged principally in the business of serving as the managing member of NMF SLF Investments I, L.L.C. and as the Chief Executive Officer and managing member of New Mountain Capital, LLC, a Delaware limited liability company, which is principally engaged in managing private equity funds.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 18, 2020, New Mountain Finance Advisers BDC, L.L.C., the Issuer’s adviser, transferred 100 Shares to NMF SLF Investments I, L.L.C. for a total amount of $1,000.00 pursuant to an agreement for assignment and transfer of common Shares.

On February 3, 2020, the Issuer delivered a capital drawdown notice, pursuant to which NMF SLF Investments I, L.L.C. was obligated to make a capital contribution to purchase 249,900 Shares at $10 per Share. The purchase closed on February 18, 2020 whereby NMF SLF Investments I, L.L.C. was issued 249,900 Shares of the Issuer for an aggregate purchase price of $2,499,000. On March 12, 2020, the Issuer delivered a capital drawdown notice, pursuant to which NMF SLF Investments I, L.L.C. was obligated to make a capital contribution to purchase 250,000 Shares at $10 per Share. The purchase closed on March 26, 2020 whereby NMF SLF Investments I, L.L.C. was issued 250,000 Shares of the Issuer for an aggregate purchase price of $2,500,000. On April 20, 2020, the Issuer delivered a capital drawdown notice, pursuant to which NMF SLF Investments I, L.L.C. was obligated to make a capital contribution to purchase 500,000 Shares at $10 per Share. The purchase closed on May 4, 2020 whereby NMF SLF Investments I, L.L.C. was issued 500,000 Shares of the Issuer for an aggregate purchase price of $5,000,000. On August 13, 2020, the Issuer delivered a capital drawdown notice, pursuant to which NMF SLF Investments I, L.L.C. was obligated to make a capital contribution to purchase 354,442 Shares at $10.58 per Share. The purchase closed on August 27, 2020 whereby NMF SLF Investments I, L.L.C. was issued 354,442 Shares of the Issuer for an aggregate purchase price of $3,750,000. On November 25, 2020, the Issuer delivered a capital drawdown notice, pursuant to which NMF SLF Investments I, L.L.C. was obligated to make a capital contribution to purchase 697,566 Shares at $10.68 per Share. The purchase closed on December 10, 2020 whereby NMF SLF Investments I, L.L.C. was issued 697,566 Shares of the Issuer for an aggregate purchase price of $7,450,000. On August 16, 2021, the Issuer delivered a capital drawdown notice, pursuant to which NMF SLF Investments I, L.L.C. was obligated to make a capital contribution to purchase 817,084 Shares at $10.77 per Share. The purchase closed on August 30, 2021 whereby NMF SLF Investments I, L.L.C. was issued 817,084 Shares of the Issuer for an aggregate purchase price of $8,800,000. On December 1, 2021, the Issuer delivered a capital drawdown notice, pursuant to which NMF SLF Investments I, L.L.C. was obligated to make a capital contribution to purchase 937,207 Shares at $10.67 per Share. The purchase closed on December 15, 2021 whereby NMF SLF Investments I, L.L.C. was issued 937,207 Shares of the Issuer for an aggregate purchase price of $10,000,000.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 above and Item 6 below is incorporated by reference into this Item 4.

The Reporting Persons are affiliates of the Issuer and the Issuer’s investment adviser, New Mountain Finance Advisers BDC, L.L.C., a wholly-owned subsidiary of New Mountain Capital Group, L.P.

The acquisition of the Shares as described under Item 3 is solely for investment purposes. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth in this Schedule 13D, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer’s management, the members of the Issuer’s Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of Shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other securityholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s securityholders, and others.

Item 5.                Interest in Securities of the Issuer.

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)	As of the date hereof, the Reporting Persons may be deemed to beneficially own the 4,258,594.927 Shares held directly by NMF SLF Investments I, L.L.C., representing 5.774% of the outstanding Shares. The beneficial ownership percentage assumes that there are 73,750,032.193 Shares outstanding.

(b)	The Reporting Persons may be deemed to have sole power to vote and dispose of the 4,258,594.927 Shares held by NMF SLF Investments I, L.L.C.

(c)	Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Shares of the Issuer during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)	Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

On January 31, 2020, NMF SLF Investments I, L.L.C. entered into a commitment letter (the “Initial Commitment Letter”) with the Issuer.

Pursuant to the Initial Commitment Letter, NMF SLF Investments I, L.L.C. agreed to purchase Shares from the Issuer for an aggregate purchase price of $24,999,000.00 (the “Initial Capital Commitment”). Under the Initial Commitment Letter, NMF SLF Investments I, L.L.C. was required to make capital contributions to purchase Shares at a specified time (subject to applicable cure periods) each time the Issuer delivered a drawdown notice, which were issued based on the Issuer’s anticipated investment activities and capital needs in an aggregate amount not to exceed the Initial Capital Commitment. The initial offering price per Share was $10.00. On February 18, 2020, New Mountain Finance Advisers BDC, L.L.C., the Issuer’s adviser, transferred 100 Shares to NMF SLF Investments I, L.L.C. for a total amount of $1,000.00 pursuant to an agreement for assignment and transfer of common Shares (the “BDC Transfer”). On November 25, 2020, NMF SLF Investments I, L.L.C. entered into a subsequent commitment letter with the Issuer (the “Subsequent Commitment Letter”), increasing the capital commitment to the Issuer by an amount equal to $15,000,000.00. Together with the Initial Capital Commitment of $24,999,000.00 and the BDC Transfer, the total capital commitment by NMF SLF Investments I, L.L.C. to the Issuer is $40,000,000.00 (the “Capital Commitment”).

As of September 1, 2022, $40,000,000.00 of NMF SLF Investments I, L.L.C.’s Capital Commitments have been drawn down by the Issuer.

The foregoing descriptions of the Initial Commitment Letter and Subsequent Commitment Letter do not purport to be complete and are qualified in their entirety by reference to each of the Initial Commitment Letter and Subsequent Commitment Letter, copies or forms of which are attached as Exhibit B and Exhibit C, respectively, and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Item 2 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement Exhibit B – Initial Commitment Letter Exhibit C – Subsequent Commitment Letter Exhibit D - Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2022	NMF SLF INVESTMENTS I, L.L.C.

	By:	/s/ Joseph Hartswell
	Name:	Joseph Hartswell
	Title:	Authorized Signatory

STEVEN B. KLINSKY

	By:	/s/ Joseph Hartswell
Joseph Hartswell, Attorney-in- Fact for Steven B. Klinsky